康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 322)



2007
Interim Report

* For identification purposes only

SUMMARY

	US$ million	For the six months ended 30 June 2007	2006	Change
•	Turnover	1,502.834	1,111.329	+35.23%
•	Gross margin of the Group(%)	32.71	32.93	-0.22ppt.
•	EBITDA	234.828	171.712	+36.76%
•	Profit for the period	145.935	102.097	+42.94%
•	Profit attributable to equity holders of the Company	95.819	66.495	+44.10%
•	Earnings per share (US cents)	1.71	1.19	+US0.52 cents

INTRODUCTION

In the second quarter of the year, the PRC's gross domestic products (GDP) increased by 11.9% as compared to the same period last year, 0.8 percentage point (ppt.) higher than that of 11.1% in the first quarter of the year. The PRC's consumer price index (CPI) increased by 3.2% as compared to the same period last year. In line with the continuing rapid growth of the economy, the pressure of inflation is rising.

Traditionally, the second quarter is the low season in a year for instant noodles. Nevertheless, the sales of instant noodles increased substantially in the second quarter by 51.52% over the same period last year to US$306 million as a result of the implementation of a more flexible marketing strategy; while the sales of beverage increased by 50.11% over the same period last year to US$476 million as a result of an earlier market deployment, which clearly demonstrated the strong growth dynamics of the two major business segments of the Group.

In the first half of 2007 under review, the turnover of the Group increased by 35.23% over the same period last year to US$1,503 million. Turnover for instant noodles, beverage and bakery increased by 38.87%, 36.40% and 6.57% over the same period last year to US$658 million, US$753 million and US$47 million respectively. The market shares of the major products of the Group continued to increase during the period, in particular the market share of mineralized water of the Group increased sharply in June to rank first in the market, further consolidating the leading position of Master Kong in the PRC instant food and beverage market. During the period, owing to the successful implementation of an aggressive marketing strategy and an effective control of advertisement and promotion expenses, the distribution costs as a percentage of the total sales decreased by 0.74ppt. as compared to the same period last year to 19.05%. Profit before taxation was US$ 163.511 million and the profit margin was 10.88%, increased by 46% and 0.8ppt. respectively over the same period last year.

The Group was granted the highest award in "the Election of Best Brand Enterprises in Greater China 2007" organized by Hong Kong Productivity Council in June 2007 and ranked the fifth in "the Survey of Top Taiwan Global Brands 2007" organized by Taiwan Economics Department in association with InterBrand from UK in July 2007. The brand value of Master Kong surged by 79% to US$726 million as compared with last year. In addition, the Group was granted the award of "Rising Star" in recognition of the highest CAGR of the brand value and brand strength of Master Kong in three successive years. The above awards further demonstrate the strong market position of Master Kong Brand in Greater China.

2007 INTERIM RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 together with the unaudited comparative figures for the corresponding period in 2006. These unaudited interim financial statements have been reviewed by the Company's Audit Committee.

Condensed Consolidated Income Statement
For the Six Months Ended 30 June 2007

		For the six months ended 30 June	
		2007	**2006**
		(Unaudited)	**(Unaudited)**
	Note	*US$'000*	*US$'000*
Revenue	2	1,502,834	1,111,329
Cost of sales		(1,011,221)	(745,351)
Gross profit		491,613	365,978
Other net income		18,360	9,345
Distribution costs		(286,224)	(219,833)
Administrative expenses		(33,763)	(26,713)
Other operating expenses		(20,563)	(16,160)
Finance costs	3	(9,631)	(5,775)
Share of results of associates		3,719	5,155
Profit before taxation	4	163,511	111,997
Taxation	5	(17,576)	(9,900)
Profit for the period		145,935	102,097
Attributable to			
Equity holders of the Company		95,819	66,495
Minority interest		50,116	35,602
Profit for the period		145,935	102,097
Earnings per share	6		
Basic		1.71 cents	1.19 cents
Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
At 30 June 2007

	Note	At 30 June 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		1,397,186	1,230,375
Intangible assets		12,472	13,371
Interest in associates		12,746	42,704
Premium for land lease		62,694	60,047
Available-for-sale financial assets		3,111	10,303
Deferred tax assets		5,379	5,379
		1,493,588	1,362,179
Current assets			
Financial assets at fair value through profit or loss		23,700	32,605
Inventories		159,383	111,955
Trade receivables	8	114,997	94,239
Prepayments and other receivables		145,973	75,249
Pledged bank deposits		6,266	2,244
Bank balances and cash		297,188	161,676
		747,507	477,968
Current liabilities			
Trade payables	9	421,117	256,797
Other payables		335,350	174,135
Current portion of interest-bearing borrowings	10	248,580	239,761
Trade receipts in advance		26,604	18,372
Taxation		6,784	6,455
		1,038,435	695,520
Net current liabilities		(290,928)	(217,552)
Total assets less current liabilities		1,202,660	1,144,627
Non-current liabilities			
Long-term interest-bearing borrowings	10	79,650	28,320
Other non-current payables		3,432	3,344
Employee benefit obligations		7,476	6,885
Deferred tax liabilities		9,444	8,089
		100,002	46,638
NET ASSETS		1,102,658	1,097,989
CAPITAL AND RESERVES			
Issued capital	11	27,943	27,943
Reserves	12	872,056	748,476
Proposed special dividend		—	59,799
Proposed final dividend			77,124
Total capital and reserves attributable to equity holders of the Company		899,999	913,342
Minority interest		202,659	184,647
TOTAL EQUITY		1,102,658	1,097,989

Condensed Consolidated Statement of Changes in Equity
For the Six Months Ended 30 June 2007

	Attributable to equity holders of the Company (Unaudited) *US$'000*	Minority interest (Unaudited) *US$'000*	Total (Unaudited) *US$'000*
As at 1 January 2006	871,982	138,391	1,010,373
Net gains recognised directly in equity			
Exchange translation difference	7,441	—	7,441
Dividend	(129,658)	(23,668)	(153,326)
Profit for the period	66,495	35,602	102,097
	(55,722)	11,934	(43,788)
As at 30 June 2006	816,260	150,325	966,585
As at 1 January 2007	913,342	184,647	1,097,989
Net gains recognised directly in equity			
Exchange translation difference	27,761	—	27,761
Dividend	(136,923)	(32,104)	(169,027)
Profit for the period	95,819	50,116	145,935
	(13,343)	18,012	4,669
As at 30 June 2007	899,999	202,659	1,102,658

Condensed Consolidated Cash Flow Statement
For the Six Months Ended 30 June 2007

	2007 (Unaudited) *US$'000*	2006 (Unaudited) *US$'000*
Net cash from operating activities	398,542	208,084
Net cash used in investing activities	(259,357)	(109,520)
Net cash from (used in) financing activities	349	(23,696)
Increase in cash and cash equivalents	139,534	74,868
Cash and cash equivalents at 1 January	163,920	156,357
Cash and cash equivalents at 30 June	303,454	231,225
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	297,188	222,783
Pledged bank deposits	6,266	8,442
	303,454	231,225

Notes:

1. **Basis of preparation and accounting policies**

The Directors are responsible for the preparation of the Group's unaudited interim financial statements. These unaudited interim financial statements have been prepared in accordance with Hong Kong Accounting Standard No 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants. These condensed interim financial statements should be read in conjunction with the 2006 annual financial statements. The accounting policies adopted in preparing the unaudited interim financial statements for the six months ended 30 June 2007 are consistent with those in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

2. **Revenue and segment results by major products**

The Group operates mainly in The People's Republic of China (the "PRC"). Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and segment results by major products is set out below:

	Revenue For the six months ended 30 June		**Segment results For the six months ended 30 June**	
	2007 (Unaudited) *US$'000*	**2006 (Unaudited)** *US$'000*	**2007 (Unaudited)** *US$'000*	**2006 (Unaudited)** *US$'000*
Instant noodles	657,702	473,624	42,925	29,125
Beverages	753,214	552,197	117,436	80,421
Bakery	47,477	44,551	1,012	(509)
Others	44,441	40,957	8,052	976
Total	1,502,834	1,111,329	169,425	110,013

3. **Finance costs**

	For the six months ended 30 June	
	2007 (Unaudited) *US$'000*	**2006 (Unaudited)** *US$'000*
Interest on bank loans wholly repayable within five years	9,631	5,775

4. **Profit before taxation**

Profit before taxation is stated after charging the following:

	For the six months ended 30 June	
	2007 (Unaudited) *US$'000*	**2006 (Unaudited)** *US$'000*
Depreciation	62,956	54,101
Amortisation	1,877	1,888

5. Taxation

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	**(Unaudited)**
	US$'000	*US$'000*
PRC enterprise income tax	17,576	9,900

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the period.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to applicable PRC enterprise income tax rate of 15%. Also, they are fully exempt from PRC enterprise income tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years.

6. Earnings per Share

The calculation of basic earnings per share is based on the net profit of US$95.819 million (2006: US$66.495 million) attributable to equity holders of the Company for the period ended 30 June 2007 and on the weighted average of 5,588,705,360 (2006: 5,588,705,360) ordinary shares in issue during the period. Diluted earnings per share for the periods have not been shown as the Company does not have any dilutive ordinary shares.

7. Dividend

The Board of Directors resolves that no dividend be paid for the six months ended 30 June 2007 (2006: nil).

8. Trade receivables

The majority of the Group's sales is cash-on-delivery. Substantially, the remaining balances of sales are at credit terms ranging from 30 to 90 days. The aging analysis of the trade receivables (net of impairment loss for bad and doubtful debts) is as follows:

	At 30 June	At 31 December
	2007	**2006**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	107,316	87,742
Over 90 days	7,681	6,497
	114,997	94,239

9. Trade payables

The aging analysis of trade payables is as follows:

	At 30 June	At 31 December
	2007	**2006**
	(Unaudited)	**(Audited)**
	US$'000	*US$'000*
0 - 90 days	391,705	242,801
Over 90 days	29,412	13,996
	421,117	256,797

10. Interest-bearing borrowings

	At 30 June 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
Bank loans:		
Within one year	248,580	239,761
In the second year	44,400	28,320
In the third year to the fifth years, inclusive	35,250	—
	328,230	268,081
Portion classified as current liabilities	(248,580)	(239,761)
Non-current portion	79,650	28,320

11. Issued capital

	Ordinary shares of US$0.005 each No. of shares	US$'000
Authorised:		
At 31 December 2006 and 30 June 2007	7,000,000,000	35,000
Issued and fully paid:		
At 31 December 2006 and 30 June 2007	5,588,705,360	27,943

12. Reserves

	Capital redemption reserve *US$'000*	Share premium *US$'000*	Exchange translation reserve *US$'000*	General reserve *US$'000*	Retained profits *US$'000*	Total *US$'000*
At 31 December 2006	36	332,478	36,719	108,721	407,445	885,399
Exchange translation difference	—	—	27,761	—	—	27,761
Transfer to general reserve	—	—	—	244	(244)	—
Profit for the period	—	—	—	—	95,819	95,819
Dividend	—	—	—	—	(136,923)	(136,923)
At 30 June 2007	36	332,478	64,480	108,965	366,097	872,056

13. Commitments

	At 30 June 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
(a) **Capital commitments**		
Contracted but not provided for	33,229	137,601

(b) **Commitments under operating leases**

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

	At 30 June 2007 (Unaudited) *US$'000*	At 31 December 2006 (Audited) *US$'000*
Within one year	6,141	7,640
In the second to fifth years, inclusive	19,569	16,523
Over five years	8,450	6,736
	34,160	30,899

14. Related party transactions

In addition to the transactions disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

	2007 January to June (Unaudited) *US$'000*	2006 January to June (Unaudited) *US$'000*
(a) Sales of goods to:		
Associates	849	11,241
Companies under control by a substantial shareholder of the Company	5,225	4,461
(b) Purchases of goods from:		
Associates	130,708	106,329
Companies under control by a substantial shareholder of the Company	9,839	8,037
Holding companies of a minority shareholder of subsidiaries of the Company	1,065	—
(c) Processing charges by:		
An associate	—	1,148
Companies under control by a substantial shareholder of the Company	888	714
Holding companies of a minority shareholder of subsidiaries of the Company	502	337
(d) Guarantee provided for securing banking facilities by:		
An associate	7,580	3,169
Holding companies of a minority shareholder of subsidiaries of the Company	62,272	83,511

MANAGEMENT DISCUSSION AND ANALYSIS

In the second quarter, the prices of the major raw materials of the Group, such as palm oil and PET plastic resin, continued to increase. Particularly, the price of palm oil increased by 51% as compared to the same period last year. Nevertheless, adverse impact of the surging prices of raw materials was mitigated by the efforts of the management in the effective control of production costs through continuous effective production management and capitalizing on the advantage of centralized procurement. Meanwhile, as the deferred sales growth due to seasonal factors in the first quarter came to an end, the turnover contribution from the beverage segment increased in the second quarter by 50.11% over the same period last year, and as a result of a relatively higher gross margin achieved by fully utilizing the Group's production capability, the overall gross margin of the Group increased slightly by 0.41ppt. as compared to the second quarter last year to 33.77%.

In the first half of 2007, the turnover of the Group increased by 35.23% over the same period last year to US$1,503 million. Turnover for instant noodles, beverage and bakery increased by 38.87%, 36.40% and 6.57% over the same period last year to US$658 million, US$753 million and US$47 million respectively. Thanks to the effective cost control and the substantial growth in turnover, the overall gross margin of the Group decreased by 0.22ppt. only from 32.93% in the same period last year to 32.71% in spite of the high prices of raw materials, and the gross profit increased by 34.33% to US$491.613 million. Profit attributable to equity holders of the Company increased by 44.10% to US$95.819 million, representing the earnings per share of 1.71 US cents.

Riding on a sound marketing strategy and through optimization of product sales mix, the Group's sales performance in high-end instant noodles was much better than the market average, with a sales growth of 41.07% in the first half of the year in spite of the stagnant overall growth of the instant noodles market. Meanwhile, the sales of Ready-to-Drink Tea and Mineralized Water maintained their strong growths. During the period, due to the successful implementation of an aggressive marketing strategy and effective control of advertisement and promotion expenses, the distribution costs as a percentage of the total sales decreased by 0.74ppt. as compared to the same period last year to 19.05%. Profit before taxation was US$ 163.511 million and the profit margin was 10.88%, increased by 46% and 0.8ppt. respectively over the same period last year.

Instant Noodle Business

In the first half of the year, turnover for the instant noodle business was US$657.702 million, increased by 38.87% over the same period last year, representing 43.76% of the Group's total turnover.

The Group's marketing strategy on instant noodles is classified into 2 categories - high/mid-end noodles and low-end noodles. High/mid-end noodles are promoted under the brand of Master Kong, and the goal is to maintain the Group's high market share in this category. The low-end noodles are distributed and promoted under the brand of Fu Man Duo, and its goal is to expand the low-end noodles market share in rural and suburban areas.

The Master Kong brand uses soy-braised beef flavor noodles as its core product, with an eye on Chinese gourmet to continue to promote the local flavors with Chinese characteristics. In addition, within Master Kong's subbrands, "Mian-Ba La Mian" continues to enhance the position as "good noodles with dedicated spirits". "The Best of Asian Series" targets at the younger generation by creating fashionable young leaders. "Your Flavors Series" was re-launched with extended regular-volume packet noodles and continues to be positioned as the No.1 fried noodle through TV and outdoor media advertisements. "Good Taste" series characterized by "delicious soup, good flavor and balanced nutrition" cater for the demands of low-mid end consumers in urban areas. In low-end noodles, "Super Fu Man Duo" series continue to target at the younger generation and to meet the demand of younger generation. "Fu Xiang Cui" snack noodle series target at the middle school and elementary students with a brand new tomato flavor to meet their changing demands.

According to ACNielsen, for June 2007, in terms of sales value, the Group maintained its top position and had 45.8% share of the overall China instant noodles market. In high-end packet noodles and bowl noodles, Master Kong had a dominant share of 68.2% and 63.4% respectively, while the market share of "Fu Man Duo" in June was 15.8%, ranking third in the low-end instant noodles market which was almost equal to that of the second ranked market players.

In face of rising commodity prices, the Group's team in charge of instant food endeavors to improve its production technology by, in addition to the introduction of highly efficient production lines, automation of production process and enhancement of the efficiency in sauce boiling, improving TPM (Total Productive Maintenance) and supply chains and applying new energy-saving technologies and methods to enhance the efficiency of production, energy saving and consumption reduction. Meanwhile, the Group plans to procure major raw materials, such as flour, from local suppliers in a centralized manner in order to reduce procurement costs. However, as the price of palm oil, the major raw material for instant noodles, continued to rise during the period, the procurement cost of the Group increased in June by 68% over the same period last year. As the high price of flour imposed heavy pressure on the Group's production cost, the gross profit margin of instant noodle business decreased by 1.23ppt.

as compared to the same period last year to 24.05%. Nevertheless, owing to the growth of sales and an effective monitoring of distribution and management costs, the profit attributable to equity holders of the Company for its instant noodle business increased by 42.66% to US$36.697 million in the first half of 2007.

Beverage Business

In the first half of the year, turnover for beverage increased by 36.40% over the same period last year to US$753.214 million, representing 50.12% of the Group's total turnover.

Based on the comprehensive revamp of the advertising campaigns for all brands in preparation for the peak season for beverage products, the Group has fully carried out its annual above-the-line and below-the-line brand marketing activities for Master Kong's tea drinks and juice series products. For tea drinks, with the successful launch of Master Kong's 1-litre Ice Tea and Green Tea in May 2007, the Company continued to improve its performance and consolidated its leading position through the strategies of extended flavors and product differentiation. For Daily C diluted juice series, the Group increased its sales and market share through reinforced penetration into modernized channels and sub-urban areas, multi-perspective communication with consumers and frequent TV advertisements in the China Central Television and continuing to promote large PET bottled drinks. For Bottled Mineralized Water, through outdoor and TV advertisements, increased brand penetration in urban area and sub-urban area and improved communication with consumers, the Group's market share and brand recognition have improved enormously.

According to ACNielsen, for June 2007, in terms of sales value, Master Kong's market share in Ready-to-Drink Tea was 50.4%, maintaining its No. 1 position in the market. Leveraging on a leading competitive position attributable to the extended brand, flavor and package, Master Kong's juice series gained the No. 3 position in the diluted juice market with a market share of 16.2%. The sales performance of Mineralized Water was remarkable, attaining the pole position for the first time with a market share of 17.3%.

During the period, despite that the price of PET plastic resin remained at a high level, the gross margin decreased by 0.19ppt. only to 38.42% owing to better cost control, and the gross profit amount increased as a result by 35.75% over the same period last year. As such, together with an effective monitoring of distribution costs, the profit attributable to equity holders of the Company for its beverage business increased by 36.65% to US$51.700 million in the first half of 2007.

Bakery Business

During the first half of the year, turnover for the bakery business reached US$47.477 million, representing a growth of 6.57% as compared to the same period last year and accounting for 3.16% of the Group's total turnover. The sales growth was mainly derived from sales of the Group's core products such as "3+2" Sandwich Crackers, Muffin and Egg Rolls. According to ACNielsen, in June 2007, in terms of sales value, Master Kong's sandwich crackers occupied a market share of 23.4%, ranking second in the market. For the entire crackers market, the Group had a share of 8.0%, ranking third in the market. In the second half of the year, the Group will still strategically focus on the steady growth of the Group's core products such as "3+2" Sandwich Crackers, Muffin, Egg Rolls and Sweet Yolk Biscuit. Also, the Group will stick to an overall channels strategy that is based on city-centered and modernized channels and supplemented by isolated channels.

In the first half of the year, the gross margin of the bakery business was 37.18%, representing an increase of 0.48ppt. as compared to the same period last year. In spite of the rising raw material costs, gross margin grew slightly mainly due to the satisfactory outcome of continued annual sales structure adjustment and improved production process. Improved channels structure also allowed the Group to better control the Group's selling costs. As such, profit attributable to equity holders of the Company for its bakery business for the period was US$0.978 million, increasing by US$1.348 million from a loss of US$0.370 million incurred during the same period last year.

Refrigerated Products Business

According to ACNielsen, for May 2007, Daily C 100% Juice gained a market share of 51% in Shanghai. Yogurt products had a market share of 16% while the market share of lactic acid bacteria drinks was increased to 25%. Following the introduction of new package for yogurt products and the completion of quality improvement in the first quarter of the year, the Group launched the low fat yogurt series in April. 950ml family pack lactic acid bacteria drinks were also launched on the market in March. The Group began to advertise such products in the second quarter of the year, with a continued focus on brand power and the operation of selling channels.

FINANCING

As of 30 June 2007, the Group's total liabilities amounted to US$1,138.4 million, and total assets amounted to US$2,241.1 million. The Group's total liabilities increased by US$396.2 million as compared to US$742.2 million as at 31 December 2006. The leverage ratio, calculated as total liabilities to total assets, increased by 10.5ppt. to 50.8% as compared to 31 December 2006. The increase was mainly because of the increase in trade payables and the growth in other payables from payments for capital expenditure use and provision for final dividend payable for the year 2006. The Group's long-term and short-term loans increased by US$60.15 million, as compared to 31 December 2006. The Group is confident with having adequate internally generated funds for servicing the loans and capital expenditure commitments.

The Group's proportion of total borrowings denominated in US dollars, Renminbi and EURO was 43.92%, 31.95% and 24.13% respectively. The proportion between the Group's long-term loans and short-term loans was "24%:76%". In addition, the Group's transactions are mainly denominated in Renminbi. The appreciation of Renminbi against US dollars by 2.53% brought an exchange gain of US$30.527 million during the first six months of 2007, of which US$2.766 million and US$27.761 million have been included in the income statement and exchange translation reserve respectively.

As of 30 June 2007, the Group had cash on hand and bank balances of US$303 million, and no contingent liability.

Financial Ratio

	As at 30 June 2007	As at 31 December 2006
Finished goods turnover	10.67 Days	9.92 Days
Accounts receivable turnover	12.53 Days	14.00 Days
Current ratio	0.72 Times	0.69 Times
Debt ratio (Total liabilities to total assets)	50.8%	40.33%
Gearing ratio (Net debt to equity attributable to equity holders of the Company)	0.03 Times	0.11 Times

HUMAN RESOURCES

In matching new factories for low-end noodle and bottled water and the development for the Group's "Better Access, Broader Reach" distribution strategy, the number of the Group's staff increased to 41,572 as at 30 June 2007 (31 December 2006:32,631). The Group provides a competitive salary packages, insurance and medical benefits to employees. The Group also pay significant efforts in the management, planning and development of human resources. The good management system for human resources will enhance employees' contribution to the Group.

PROSPECTS

As the national economy of China continues to grow rapidly and the urbanization in China speeds up, the consumption structure upgrades, with huge potential in the domestic demand market. However, the pressure of inflation is rising. According to the National Bureau of Statistics of China, the CPI for urban citizens in the PRC grew by 3.2% in the first half of 2007 as compared with the same period last year. Although the growth rate returned to a more moderate level in July 2007 under the macroeconomic control by the state government, a rising trend of prices is expected to be inevitable in the second half of 2007.

In view of the increased prices of raw materials and the higher transportation and wage costs due to energy-related factors, the Group had to make adjustments from 10% to 16% to the ex-factory prices for low-end packet noodles and mid-high end packet noodles on 1 July, in order to cope with the adverse impact of rising costs. Following such adjustments, the sales of the Group's products remained stable. Such reasonable price adjustments made by the Group would be acceptable to consumers in the market. Despite the impacts of the intense competition in instant noodles market and the beverage market, the Group will adhere to its marketing plans and cost control objectives and capitalize on its own competitive advantages and make timely adjustments to its development strategy to improve the quality of management and transform the competitive advantages into strength.

With the support of the Group's customers, the Group achieved remarkable results in the first half year. The management strongly believes that by leveraging on the business foundation established by the Group in the China market, good reputation, sound financial structure and the operating philosophy of "Integrity, Pragmatism, Innovation" together with the Group's spirit of "Human Orientation, Concentrated Operation, Factualism and Innovation", the Group will further strengthen the leading position of its products in the China market with sustained and steady growth in its results.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the period ended 30 June 2007, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiaries. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

Audit Committee

The Audit Committee currently has three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa. The latest meeting of the Committee was held to review the results of the Group for this period.

Remuneration and Nomination Committee

The committee comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession plan for Directors.

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standard as set out in the Model Code throughout the review period.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the period.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE IN SHARES

As at 30 June 2007, the interests and short positions of the Directors and Chief Executive in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

Long position in Shares

	Number of ordinary shares	
Name of Directors	**Personal interests**	**Corporate interests** *(Note)*
Wei Ing-Chou	13,242,000	1,854,827,866
Wei Ying-Chiao	—	1,854,827,866
Wu Chung-Yi	—	1,854,827,866

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 27.91% by Wu Chung-Yi through Gisshin Venture Capital Inc. and as to the remaining 16.99% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion.

At no time during the three months ended 30 June 2007 there were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire such rights in or any other body corporate.

Save as disclosed in this paragraph, as at 30 June 2007, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by Directors to be notified to the Company and the Stock Exchange.

SUBSTANTIAL SHAREHOLDERS

So far as was known to any Director or Chief Executive of the Company, as at 30 June 2007, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the Share of underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

Long positions in Shares

Name of Shareholder	Number of shares	Shareholder's interests
Ting Hsin (Cayman Islands) Holding Corp.	1,854,827,866	33.1889%
Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%
Shyh Shiunn Investment Corporation	465,107,784	8.3200%

Save as disclosed above, as at 30 June 2007, the Directors were not aware of any other person who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

BOARD OF DIRECTORS

As at the date of this report, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are Executive Directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Kazuo Ogawa are Independent Non-executive Directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, PRC, 20 August 2007

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

主要股東

就本公司董事或行政總裁所知，於二零零七年六月三十日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司（並非本公司董事或執行董事）如下：

股份之長倉

股東名稱	股份數目	股東權益
頂新（開曼島）控股有限公司	1,854,827,866	33.1889%
三洋食品株式會社	1,854,827,866	33.1889%
世訊投資股份有限公司	465,107,784	8.3200%

除上述者外，於二零零七年六月三十日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

董事局

於本報告日，魏應州、井田毅、吉澤亮、魏應交、吳崇儀及井田純一郎為本公司之執行董事；徐信群、李長福及小川和夫為本公司之獨立非執行董事。

承董事會命
主席
魏應州

中國天津，二零零七年八月二十日

網址： http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

購入、買賣或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

董事及行政總裁之股份權益

於二零零七年六月三十日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

股份之長倉

	普通股數目	
董事姓名	**個人權益**	**法團權益(附註)**
魏應州	13,242,000	1,854,827,866
魏應交	—	1,854,827,866
吳崇儀	—	1,854,827,866

附註：該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，吳崇儀透過Gisshin Venture Capital Inc.持有27.91%及獨立第三者持有其餘的16.99%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。

截至二零零七年六月三十日止六個月期間內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

除本段所披露者外，於二零零七年六月三十日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

公司管治

遵守企業管治常規守則

於截至二零零七年六月三十日止期內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1 主席與行政總裁的角色沒有由不同人選擔任，魏應州先生身兼本公司主席與行政總裁的職務；

2 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及

3 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

審核委員會

審核委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。該委員會最近召開之會議乃審議本集團期內之業績。

薪酬及提名委員會

薪酬及提名委員會成員包括徐信群、李長福及小川和夫三位獨立非執行董事。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金、花紅計劃及其他長期鼓勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達致業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

財務運作

於二零零七年六月三十日，本集團總負債為1,138.4百萬美元，相對於總資產2,241.1百萬美元，負債比例為50.8%。相較於二零零六年十二月三十一日的總負債742.2百萬美元，增加了約396.2百萬美元，負債比例上升了10.5個百分點，主要是應付帳款增加以及因應資本開支之應付款與2006年末期股利的其他應付款增加所致。同期長短期貸款相較於二零零六年十二月三十一日則增加60.15百萬美元。本集團深信從營運活動獲得的資金足以支應貸款與資本支出之需求。

總借貸中，美元、人民幣及歐元的佔比分別為43.92%、31.95%及24.13%，長短期貸款比例為「24%：76%」。由於本集團的交易大部份以人民幣為主；而期內人民幣對美元的匯率升值2.53%，對本集團造成1-6月滙兑收益共30,527千美元，分別包括於收益表內的2,766千美元及外幣換算儲備內的27,761千美元。

截至二零零七年六月三十日，本集團並無或然負債，同期本集團的手頭現金及銀行存款為303百萬美元。

財務比率概要

	二零零七年 六月三十日	二零零六年 十二月三十一日
製成品週轉期	10.67日	9.92日
應收賬款週轉期	12.53日	14.00日
流動比率	0.72倍	0.69倍
負債比率(總負債相對於總資產)	50.8%	40.33%
負債與資本比率(淨借貸相對於本公司股東權益比率)	0.03倍	0.11倍

人力資源

因應平價方便麵工廠及瓶裝水工廠持續的投產，加上通路精耕細作的展開，令本集團截至二零零七年六月三十日的員工人數增加至41,572名(二零零六年十二月三十一日：32,631名)，本集團在向僱員提供具競爭力的薪酬及保險、醫療福利制度的同時，亦充分重視人力資源的開發、管理與發展規劃，以期透過完善的人力資源管理，提高僱員對本集團的貢獻，並使企業具備戰略性的人才優勢。

展望

隨著中國國民經濟持續快速的發展，城市化的腳步加快，消費結構也在不斷的升級，內需市場仍呈現出巨大的潛力；然而，通貨膨脹的壓力也逐漸明顯，根據中國國家統計局公佈，二零零七年上半年內地居民消費價格指數(CPI)較去年同期增長3.2%，可見一斑。雖然在政府宏觀調控下，七月份的增長率轉為溫和，展望二零零七年下半年，高物價的趨勢將無法避免。

由於受到原材料價格上漲，以及能源所波及的運輸與工資的上漲，本集團於七月一日起，針對平價袋麵及中、高價袋麵品項，溫和上調10%-16%的出廠價，以反映成本不斷上升的壓力。調價之後，產品銷售仍然穩定，市場對本集團合理調整方便麵價格，應當可以接受。面對著中國方便麵市場及飲料市場激烈競爭影響，本集團仍將秉持一貫的市場佈局與成本控制目標，發揮自身優勢，適時應變，制訂出符合發展的策略，全面提升管理品質，深度開發市場，將優勢轉化為實力。在喜愛「康師傅」產品的廣大消費者的支持下，本集團於上半年再次取得亮麗的成績，管理層堅信，憑藉著本集團於中國市場建立的業務基礎，優良信譽及穩固的財務結構，秉承「誠信、務實、創新」的經營理念，以人為本，用心經營，求實創新的精神，未來，本集團會進一步強化產品於中國市場的領導地位，業績將繼續而穩固的增長。

本造成極大壓力，致毛利率仍較去年同期衰退1.23個百分點至24.05%。惟藉由銷售之成長及行銷與管理費用之有效管控，二零零七上半年方便麵業務之股東應佔溢利上升42.66%至36,697千美元。

飲品業務

上半年飲品業務營業額較去年同期上升36.40%至753,214千美元，佔本集團總營業額的50.12%。

在全面更新各品牌廣告宣傳的基礎上，配合飲品旺季的來臨，康師傅茶飲品及果汁系列產品等全面展開年度品牌線上及線下行銷活動。茶系列產品方面，康師傅1公升冰紅茶和綠茶於二零零七年五月成功上市，並持續以口味延伸及差異化策略提升業績並鞏固茶品類龍頭地位；於稀釋果汁產品方面，康師傅在鮮の每日C果汁部分，強化在現代化通路與外埠的滲透，多角度與消費者做品牌溝通，在中央台和地方台強化電視廣告的投放，並持續進行大包裝推廣，銷售及市佔率均得到相應提升。瓶裝礦物質水則利用戶外及電視媒體的持續投放，城區外埠的品牌滲透及與消費者的深度溝通，積極搶佔市場份額及有效提升品牌力。

據ACNielsen二零零七年六月最新零研數字顯示，康師傅即飲茶之銷售額市場佔有率佔整體即飲茶市場50.4%，穩居市場龍頭地位；康師傅果汁系列藉雙品牌搶得市場主要競爭地位，居稀釋果汁類別市場第三位，取得16.2%的市場銷售額佔有率；礦物質水則表現優異，大幅躍進，以17.3%的市場銷售額佔有率首度奪得市場第一位。

期內主要原材料PET膠粒價格仍處於高位，但由於成本控制得宜，毛利率僅較去年同期微幅衰退0.19個百分點至38.42%，而毛利額則同比上升35.75%；再加上銷售費用有效管控，二零零七年上半年飲品業務股東應佔溢利上升36.65%至51,700千美元。

糕餅業務

上半年糕餅業務之營業額為47,477千美元，較去年同期上升6.57%，佔本集團營業額的3.16%。銷售成長主要來自於核心產品3+2夾心系列、妙芙蛋糕及蛋酥卷。據ACNielsen調查顯示，康師傅夾心餅乾於二零零七年六月銷售額之市佔率為23.4%，居市場第二位；於整體餅乾銷售額之市佔率為8.0%，居市場第三位。下半年策略仍著重於核心產品3+2夾心系列、妙芙蛋糕、蛋酥卷、美味酥等產品的穩定成長，另持續以城市為中心，城市中之現代化通路為主，封閉通路為輔之整體通路策略。

上半年度糕餅整體毛利率為37.18%，較去年同期成長0.48個百分點，在原物料成本上升的情況下，毛利率微幅上升主要是持續進行銷售結構調整、生產制程改善之年度策略奏效。通路結構的改善，亦使銷售費用得以有效控制，致使期內糕餅業務的股東應佔溢利自去年同期的虧損370千美元成長1,348千美元為溢利978千美元。

冷藏業務

根據二零零七年五月ACNielsen資料顯示，上海地區每日C市場佔有率為51%，優酪乳為16%，乳酸菌飲料提升至25%。第一季優酪乳換新包裝並完成品質升級後，四月推出低脂系列。乳酸菌飲料增加950毫升家庭裝，於三月投產上市，第二季度開始投入廣告宣傳，持續在品牌力及銷售管道的經營上深耕。

管理層討論與分析

第二季度本集團所需主要原材料如棕櫚油及PET膠粒價格持續上漲，其中棕櫚油價格較去年同期上升達51%，但透過管理團隊持續的精進生產管理及發揮統一採購的優勢，有效控制生產成本，降低了原物料價格飛漲的不利影響程度。同時，擺脱第一季度季節錯位致銷售升幅遞延的狀況，飲品事業第二季度的營業額較去年同期成長50.11%，藉由充分的產能運用令毛利率相對提升，致集團整體毛利率較去年第二季度反而呈現0.41個百分點的微幅上升，達到33.77%。

二零零七年上半年本集團的營業額較去年同期上升35.23%至15.03億美元。方便麵、飲品及糕餅的營業額分別同比上升38.87%、36.40%及6.57%至6.58億美元、7.53億美元及0.47億美元。有效的成本控制及營業額的大幅成長令整體毛利率於原物料價格高企的壓力下，僅較去年同期的32.93%微幅下跌0.22個百分點到32.71%；毛利額成長34.33%至491,613千美元。本公司股東應佔溢利較去年同期上升44.10%至95,819千美元，每股溢利為1.71美仙。

穩健的行銷策略及對產品銷售組合的優化，令本集團的高價麵在方便麵市場整體成長呈現呆滯的狀況下，銷售表現遠較市場優越，上半年銷售額錄得41.07%的成長。同時，即飲茶及礦物質水銷售繼續維持強勁成長。期內由於強化銷售通路的精耕細作策略奏效及善控廣告及宣傳費用，令本集團分銷成本佔總營業額的比率較去年同期下降0.74個百分點至19.05%；除稅前溢利錄得163,511千美元，溢利率10.88%，分別較去年同期上升46%及0.8個百分點。

方便麵業務

上半年方便麵業務的銷售額為657,702千美元，較去年同期上升38.87%，佔本集團總營業額的43.76%。

方便麵的營銷策略是將市場區分為中、高價麵和平價麵。以康師傅品牌經營中、高價麵市場，目標為繼續維持現有的高市場佔有率；以福滿多品牌經營平價麵市場，目標在擴大鄉鎮農村的平價麵市場份額。

康師傅品牌以康師傅紅燒牛肉麵為核心產品，並依託中華美食文化，持續推展具有中國特色的區域美食；此外，康師傅副品牌中：「麵霸拉麵」繼續強化「好面有精神」的訴求；「亞洲精選」更鎖定年輕人市場，創造時尚新領袖；「食麵八方」延伸規格，以袋麵上市，藉消費者活動的開展，並配合電視及戶外媒體投入，繼續穩固乾拌麵市場第一位的地位；「好滋味」以「湯鮮味美好營養」，滿足城市中下階層消費者需求。平價麵方面「超級福滿多」繼續堅持年輕路線，針對年輕人的口味；「福香脆」針對中小學生消費者，推出番茄新口味，滿足其求變的需求。

據ACNielsen二零零七年六月最新零研數據顯示，本集團的方便麵於中國整體方便麵銷售額之市場佔有率為45.8%，持續穩居市場第一位，在高價袋麵和容器麵市場的市佔率分別高達68.2%和63.4%；而福滿多品牌於六月份亦取得平價麵市場銷售額的15.8%市佔率，居平價麵市場第三位，市佔率已和平價麵排名第二之廠家不相上下。

因應高物價趨勢，本集團方便食品事業團隊著力於生產技術的提升，除引進高速生產線，實現生產方式自動化及提升煮醬的效率外，並推動TPM（全員生產維修管理）及供應鏈改善，推廣節能新技術新方法，以提升生產運作的效率及節能降耗。同時，規劃麵粉等大宗原物料的統購及區域就近採購，精進採購成本。惟期內方便麵主要原材料棕櫚油價格持續上漲，六月份採購價格較去年同期漲幅達68%，且麵粉價格亦高居不下，對生產成

13. 承擔

	二零零七年 六月三十日 (未經審核) 千美元	二零零六年 十二月三十一日 (已經審核) 千美元
(a) 資本承擔		
已訂約但未撥備	33,229	137,601
(b) 營運租約承擔		
於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：		
一年內	6,141	7,640
於第二年至第五年屆滿(包括首尾兩年)	19,569	16,523
五年以上	8,450	6,736
	34,160	30,899

14. 與有關連人士之交易

交易

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

	二零零七年 一至六月 (未經審核) 千美元	二零零六年 一至六月 (未經審核) 千美元
(a) 向下列公司出售貨品：		
聯營公司	849	11,241
本公司若干主要股東所控制之公司	5,225	4,461
(b) 向下列公司購買貨品：		
聯營公司	130,708	106,329
本公司若干主要股東所控制之公司	9,839	8,037
本公司若干少數股東之控股公司	1,065	—
(c) 向下列公司支付加工費用及勞務費：		
聯營公司	—	1,148
本公司若干主要股東所控制之公司	888	714
本公司若干少數股東之控股公司	502	337
(d) 向本集團提供銀行信貸之擔保：		
聯營公司	7,580	3,169
本公司少數股東之控股公司	62,272	83,511

10. 有息借貸

	二零零七年 六月三十日 (未經審核) 千美元	二零零六年 十二月三十一日 (已經審核) 千美元
銀行貸款：		
一年內	248,580	239,761
第二年	44,400	28,320
第三年至第五年(包括首尾兩年)	35,250	—
	328,230	268,081
被分類為流動負債部分	(248,580)	(239,761)
非流動部分	79,650	28,320

11. 發行股本

	每股面值0.005美元之普通股 股份數目	 千美元
法定：		
於二零零六年十二月三十一日 及二零零七年六月三十日	7,000,000,000	35,000
已發行及繳足：		
於二零零六年十二月三十一日 及二零零七年六月三十日	5,588,705,360	27,943

12. 儲備

	股份贖回 儲備 千美元	股份溢價 千美元	外幣換算 儲備 千美元	一般儲備 千美元	保留溢利 千美元	合計 千美元
於二零零六年十二月三十一日	36	332,478	36,719	108,721	407,445	885,399
滙兑差額	—	—	27,761	—	—	27,761
轉撥往一般儲備	—	—	—	244	(244)	—
本期溢利	—	—	—	—	95,819	95,819
股息	—	—	—	—	(136,923)	(136,923)
於二零零七年六月三十日	36	332,478	64,480	108,965	366,097	872,056

5. **稅項**

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	千美元	千美元
中國企業所得稅	17,576	9,900

開曼群島並不對本集團之收入徵收任何稅項。

由於本集團期內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部分附屬公司設立於經濟技術開發區，按15%的適用稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠。

6. **每股溢利**

每股基本溢利乃根據本公司股東期內應佔溢利95,819千美元(二零零六年：66,495千美元)及本期間已發行普通股之加權平均股數5,588,705,360(二零零六年：5,588,705,360)計算。本公司並無任何潛在攤薄影響的事項，故無呈列每股攤薄溢利。

7. **股息**

董事會決議不擬派發截至二零零七年六月三十日止六個月之股息(二零零六年：無)。

8. **應收賬款**

本集團之銷售大部分為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款(扣除壞賬及呆賬減值虧損)之賬齡分析列示如下：

	二零零七年	二零零六年
	六月三十日	十二月三十一日
	(未經審核)	(已經審核)
	千美元	千美元
0至90天	107,316	87,742
90天以上	7,681	6,497
	114,997	94,239

9. **應付賬款**

應付賬款之賬齡分析列示如下：

	二零零七年	二零零六年
	六月三十日	十二月三十一日
	(未經審核)	(已經審核)
	千美元	千美元
0至90天	391,705	242,801
90天以上	29,412	13,996
	421,117	256,797

簡明綜合財務報告附註：

1. 編製基準及會計政策

本集團未經審核中期業績乃由董事負責編製。該等未經審核中期業績乃根據香港會計師公會頒佈之香港會計準則第34號(「中期財務報告」)編製，此簡明賬目須與截至二零零六年十二月三十一日止年度之賬目一併閱覽。編製此簡明中期賬目採用之會計政策及計算方法與編製本集團截至二零零六年十二月三十一日止年度之賬目所採用者一致。

2. 按主要產品劃分之收益及分部業績

本集團主要在中華人民共和國(「中國」)運作，本集團的收益及溢利貢獻亦主要來自中國。

按主要產品劃分之本集團收益及分部業績分析列載如下：

	營業額 截至六月三十日止六個月		分部業績 截至六月三十日止六個月	
	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
方便麵	657,702	473,624	42,925	29,125
飲　品	753,214	552,197	117,436	80,421
糕　餅	47,477	44,551	1,012	(509)
其　他	44,441	40,957	8,052	976
合　計	1,502,834	1,111,329	169,425	110,013

3. 財務費用

	截至六月三十日止六個月	
	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
需於五年內悉數償還之銀行利息支出	9,631	5,775

4. 除税前溢利

除税前溢利已扣除下列項目：

	截至六月三十日止六個月	
	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
折舊	62,956	54,101
攤銷	1,877	1,888

簡明綜合股東權益變動表
二零零七年六月三十日止六個月

	本公司股東權益 (未經審核) 千美元	少數股東權益 (未經審核) 千美元	合計 (未經審核) 千美元
於二零零六年一月一日	871,982	138,391	1,010,373
直接在股東權益內認列之淨收益			
滙兑差額	7,441	–	7,441
股息	(129,658)	(23,668)	(153,326)
本期溢利	66,495	35,602	102,097
	(55,722)	11,934	(43,788)
於二零零六年六月三十日	816,260	150,325	966,585
於二零零七年一月一日	913,342	184,647	1,097,989
直接在股東權益內認列之淨收益			
滙兑差額	27,761	–	27,761
股息	(136,923)	(32,104)	(169,027)
本期溢利	95,819	50,116	145,935
	(13,343)	18,012	4,669
於二零零七年六月三十日	899,999	202,659	1,102,658

簡明綜合現金流量表
截至二零零七年六月三十日止六個月

	二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
經營活動所得現金淨額	398,542	208,084
投資活動動用現金淨額	(259,357)	(109,520)
融資活動所得(動用)現金淨額	349	(23,696)
現金及現金等值物之增加	139,534	74,868
於一月一日之現金及現金等值物	163,920	156,357
於六月三十日之現金及現金等值物	303,454	231,225
現金及現金等值物結餘分析：		
銀行結餘及現金	297,188	222,783
抵押銀行存款	6,266	8,442
	303,454	231,225

簡明綜合資產負債表

於二零零七年六月三十日

	附註	二零零七年 六月三十日 (未經審核) 千美元	二零零六年 十二月三十一日 (已經審核) 千美元
資產及負債			
非流動資產			
物業、機器及設備		1,397,186	1,230,375
無形資產		12,472	13,371
聯營公司權益		12,746	42,704
土地租約溢價		62,694	60,047
可供出售金融資產		3,111	10,303
遞延稅項資產		5,379	5,379
		1,493,588	1,362,179
流動資產			
按公允價值列賬及在損益賬處理的金融資產		23,700	32,605
存貨		159,383	111,955
應收賬款	8	114,997	94,239
預付款項及其他應收款項		145,973	75,249
抵押銀行存款		6,266	2,244
銀行結餘及現金		297,188	161,676
		747,507	477,968
流動負債			
應付賬款	9	421,117	256,797
其他應付款項		335,350	174,135
有息借貸之即期部份	10	248,580	239,761
客戶預付款項		26,604	18,372
稅項		6,784	6,455
		1,038,435	695,520
淨流動負債		(290,928)	(217,552)
總資產減流動負債		1,202,660	1,144,627
非流動負債			
長期有息借貸	10	79,650	28,320
其他非流動應付款項		3,432	3,344
員工福利責任		7,476	6,885
遞延稅項負債		9,444	8,089
		100,002	46,638
淨資產		1,102,658	1,097,989
股本及儲備			
發行股本	11	27,943	27,943
儲備	12	872,056	748,476
擬派特別股息		—	59,799
擬派末期股息			77,124
本公司股東應佔股本及儲備		899,999	913,342
少數股東權益		202,659	184,647
股東權益總額		1,102,658	1,097,989

簡明綜合收益表

截至二零零七年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零七年 (未經審核) 千美元	二零零六年 (未經審核) 千美元
收益	2	1,502,834	1,111,329
銷售成本		(1,011,221)	(745,351)
毛利		491,613	365,978
其他淨收入		18,360	9,345
分銷成本		(286,224)	(219,833)
行政費用		(33,763)	(26,713)
其他經營費用		(20,563)	(16,160)
財務費用	3	(9,631)	(5,775)
應佔聯營公司業績		3,719	5,155
除税前溢利	4	163,511	111,997
税項	5	(17,576)	(9,900)
本期溢利		145,935	102,097
期內應佔溢利			
本公司股東		95,819	66,495
少數權益股東		50,116	35,602
本期溢利		145,935	102,097
每股溢利	6		
基本		1.71美仙	1.19美仙
攤薄		N/A	N/A

摘要

百萬美元	截至六月三十日止六個月 二零零七年	二零零六年	變動
• 營業額	1,502.834	1,111.329	+35.23%
• 集團毛利率(%)	32.71	32.93	-0.22個百分點
• 扣除利息、稅項、折舊及攤銷前盈利(EBITDA)	234.828	171.712	+36.76%
• 本期溢利	145.935	102.097	+42.94%
• 本公司股東應佔溢利	95.819	66.495	+44.10%
• 每股溢利(美仙)	1.71	1.19	+0.52美仙

緒言

中國第二季度的國內生產總值(GDP)較去年同期增長11.9%，比本年第一季度11.1%的增幅高出0.8個百分點。上半年內地居民消費價格指數(CPI)相較去年同期增長3.2%。經濟持續快速增長的同時，通膨的壓力日漸顯現。

第二季度是方便麵的傳統淡季，但透過靈活的行銷策略，令方便麵於第二季的銷售額同比大幅上升51.52%至3.06億美元；同期，飲品業務奏效於前期的市場佈建，令銷售額同比上升50.11%至4.76億美元，充分展現本集團兩項主要業務強勁的成長動力。

回顧本集團二零零七年上半年的營業額較去年同期上升35.23%至15.03億美元。方便麵、飲品及糕餅的營業額分別同比上升38.87%、36.40%及6.57%至6.58億美元、7.53億美元及0.47億美元。期內本集團各主要產品的市場佔有率持續上升，尤其是礦物質水於6月的市場佔有率大幅躍進，成為市場第一品牌，進一步擴大康師傅產品於中國方便食品及飲料市場的領導地位。期內由於強化銷售通路的精耕細作策略奏效及善控廣告及宣傳費用，令本集團分銷成本佔總營業額的比率較去年同期下降0.74個百分點至19.05%；除稅前溢利錄得163,511千美元，溢利率10.88%，分別較去年同期上升46%及0.8個百分點。

於二零零七年六月，本集團榮獲由香港生產力促進局主辦的「二零零七年大中華區最佳創建品牌企業選舉」的最高獎項榮譽大獎；七月榮獲由台灣經濟部主辦，英國InterBrand協辦的「二零零七年台灣國際品牌價值調查」排名第五位，康師傅品牌價值較去年大幅上升79%至7.26億美元。於該獎項中，基於康師傅品牌連續三年的品牌價值及品牌強度複合成長率最高，更獲頒「成長之星」獎。以上獎項進一步肯定了康師傅品牌於大中華區域強勁的市場地位。

二零零七年度中期業績

康師傅控股有限公司(「本公司」)之董事會欣然宣佈本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月未經審核之簡明綜合中期財務報告連同二零零六年相對期間之未經審核比較數據。本集團中期財務報告未經審核，惟已獲本公司之審核委員會審閱。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(於開曼群島註冊成立之有限公司)
(證券代號: 322)



END

2007
中期業績報告

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